EXHIBIT 99.1

FORM 51-102F3
MATERIAL CHANGE REPORT

Item 1.	Name and Address of Company

Pengrowth Energy Corporation. (“Pengrowth”)
2100, 222 – 3rd Avenue SW
Calgary, AB  T2P 0B4

Item 2.	Date of Material Change

July 12 and July 15, 2013

Item 3.	News Release

News releases reporting the material changes were issued on July 15, 2013 through the services of Marketwired.

Item 4.	Summary of Material Change

Pengrowth announced that on July 12, 2013, it had received Environmental Protection and Enhancement Act (“EPEA”) approval for the 12,500 barrel per day (“bbl/d”) first commercial phase of its Lindbergh thermal project in east central Alberta.

Pengrowth also announced that GLJ Petroleum Consultants Ltd. (“GLJ”) provided an update of bitumen reserves and contingent resources for Lindbergh. The July 15, 2013 update, effective July 31, 2013, results in the reclassification of 69.2 million barrels (“MMbbl”) of probable reserves to the proved (1P) category and an increase of 48.1 MMbbl in proved plus probable (2P) reserves, based upon receipt of regulatory approvals, continued delineation drilling and new 3D seismic data.

Item 5.1.	Full Description of Material Change

Pengrowth announced that on July 12, 2013, it had received EPEA approval for the 12,500 bbl/d first commercial phase of its Lindbergh thermal project in east central Alberta. The approval contains no conditions that materially change cost, scope or timing of the project.

Pengrowth also announced that GLJ provided an update of bitumen reserves and contingent resources for Lindbergh. The July 15, 2013 update, effective July 31, 2013, results in the reclassification of 69.2 MMbbl of probable reserves to the proved (1P) category and an increase of 48.1 MMbbl in proved plus probable (2P) reserves, based upon receipt of regulatory approvals, continued delineation drilling and new 3D seismic data.

GLJ attributed 82.0 MMbbl of 1P reserves and 142.9 MMbbl of 2P reserves to the Lindbergh project. The additional proved reserves at Lindbergh represent an increase of 541 percent from December 31, 2012, while 2P reserves increased by 51 percent.

In addition, GLJ has assigned best estimate contingent resources (2C) of 163.0

MMbbl to the Lindbergh property, as of July 31, 2013, a 25% reduction from December 31, 2012, reflecting reclassification of contingent resources to reserves.

Caution Regarding Forward Looking Information

This material change report contains forward-looking statements within the meaning of securities laws, including the "safe harbour" provisions of Canadian securities legislation and the United States Private Securities Litigation Reform Act of 1995. Forward-looking information is often, but not always, identified by the use of words such as "anticipate", "believe", "expect", "plan", "intend", "forecast", "target", "project", "guidance", "may", "will", "should", "could", "estimate", "predict" or similar words suggesting future outcomes or language suggesting an outlook. In particular, forward-looking statements in this material change report include, but are not limited to, statements with respect to: the cost, scope and timing of the commercial project; the anticipated performance, ISOR and decline rate of, and cash flow from, the commercial project; the ultimate commercial production rate of the project; the status of the development of the first, second and third commercial phases of the project; the anticipated timing of first steam; the timing for submission of the EIA application and potential future project production levels.

Forward-looking statements and information contained in this material change report are based on Pengrowth's current beliefs as well as assumptions made by, and information currently available to, Pengrowth concerning general economic and financial market conditions; anticipated financial performance; business prospects, strategies; regulatory developments; including in respect of taxation; royalty rates and environmental protection; future capital expenditures and the timing thereof; future oil and natural gas commodity prices and differentials between light, medium and heavy oil prices; future oil and natural gas production levels; future exchange rates and interest rates; the proceeds of anticipated divestitures; the amount of future cash dividends paid by Pengrowth; the cost of expanding our property holdings; our ability to obtain labour and equipment in a timely manner to carry out development activities; our ability to market our oil and natural gas successfully to current and new customers; the impact of increasing competition; our ability to obtain financing on acceptable terms and our ability to add production and reserves through our development and exploration activities. Although management considers these assumptions to be reasonable based on information currently available to it, they may prove to be incorrect.

By their very nature, the forward-looking statements included in this material change report involve inherent risks and uncertainties, both general and specific, and risks that predictions, forecasts, projections and other forward-looking statements will not be achieved. We caution readers not to place undue reliance on these statements as a number of important factors could cause the actual results to differ materially from the beliefs, plans, objectives, expectations and anticipations, estimates and intentions expressed in such forward-looking statements. These factors include, but are not limited to: the volatility of oil and gas prices; production and development costs and capital expenditures; the imprecision of reserve and resource estimates and estimates of recoverable quantities of oil, natural gas and liquids; Pengrowth's ability to replace and expand oil and gas reserves; environmental claims and liabilities; incorrect assessments of value when making acquisitions; increases in debt service charges; the loss of key personnel; the marketability of production; defaults by third party operators;

unforeseen title defects; fluctuations in foreign currency and exchange rates; inadequate insurance coverage; changes in environmental or other legislation applicable to our operations, and our ability to comply with current and future environmental and other laws and regulations; actions by governmental or regulatory authorities including changes in royalty structures and programs and income tax laws or changes in tax laws and incentive programs relating to the oil and gas industry; our ability to access external sources of debt and equity capital, various risks associated with our Lindbergh thermal project, and the implementation of greenhouse gas emissions legislation. Further information regarding these factors may be found under the heading "Risk Factors" in our most recent Annual Information Form, under the heading “Business Risks” in our most recent year-end Management’s Discussion and Analysis and in our most recent consolidated financial statements, management information circular, quarterly reports, material change reports and news releases. Copies of our Canadian public filings are available on SEDAR at www.sedar.com. Our U.S. public filings, including our most recent Form 40-F as supplemented by our filings on form 6-K, are available at www.sec.gov.edgar.shtml.

Readers are cautioned that the foregoing list of factors that may affect future results is not exhaustive. When relying on our forward-looking statements to make decisions with respect to Pengrowth, investors and others should carefully consider the foregoing factors and other uncertainties and potential events. Furthermore, the forward-looking statements contained in this material change report are made as of the date of the press releases that gave rise to this material change report and we do not undertake any obligation to update publicly or to revise any of the included forward-looking statements, whether as a result of new information, future events or otherwise, except as required by applicable law. The forward-looking statements contained in this material change report are expressly qualified by this cautionary statement.

Item 5.2.	Disclosure for Restructuring Transactions

Not applicable.

Item 6.	Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable. This is not being filed on a confidential basis.

Item 7.	Omitted Information

No information has been omitted on the basis that it is confidential information.

Item 8.	Executive Officer

For further information, contact Mr. Derek Evans, President and Chief Executive Officer at (403) 233-0224.

Item 9.	Date of Report

July 17, 2013